05-015 Date: July 14, 2005
NEWS RELEASE FOR IMMEDIATE RELEASE Agrium to continue operation of Kenai, Alaska nitrogen facility	Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357 Christine Gillespie Investor Relations Manager Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully concluded gas supply contract negotiations with Cook Inlet producers that will allow its Kenai, Alaska nitrogen facility to continue to operate until November 2006.

Agrium has concluded commercial contracts with numerous Cook Inlet gas producers that are subject to strict confidentiality provisions for all parties. Agrium expects that the continued operation of the facility could add from $0.15 to $0.40 per diluted share to Agrium’s earnings for the additional one-year period, if Black Sea nitrogen sales prices were to range between $200 and $250 per tonne. The earnings range also includes a reasonable range in operating rates based on possible interruptions to gas supply and expected plant performance.

“This positive outcome is a result of a lot of hard work and support from many different groups. Most importantly I would like to thank the employees at the Kenai, Alaska facility for the commitment and dedication they have shown. Their operation of the facility has been outstanding,” said Mike Wilson, Agrium’s President and CEO. “We appreciate the continued support from our valued customers.”

“I would also like to acknowledge the invaluable support provided by Alaska’s Governor Frank Murkowski and his staff. Additionally, this outcome was made possible through the cooperation of all Cook Inlet gas producers, Enstar and the pipeline companies. We will continue to work with all parties in the coming year in an effort to obtain longer-term gas supplies for the facility,” said Mr. Wilson.

The net book asset value for the Kenai nitrogen facility was $5-million as at June 30, 2005. As of November 2005, Agrium will operate only one ammonia plant (650,000 tonnes of gross ammonia capacity) and one urea plant (630,000 tonnes of granular urea capacity). Annual net ammonia sales capacity would be approximately 280,000 tonnes, if both the urea and ammonia plant operated at full capacity. The Kenai nitrogen facility produced approximately 690,000 tonnes of urea and 480,000 tonnes of net ammonia in 2004.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, the future gas prices and gas availability at Kenai, China’s fertilizer trade policies and volumes, future fertilizer inventory levels, future crop prices, and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.